Exhibit 1

Third Quarter 2013
Earnings Presentation
November 13, 2013

This presentation contains "forward-looking statements."
These statements include words like "may," "expects,"
"believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking
statements involve known and unknown risks and
uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

PROJECT	INDICATION
BL-1040	Ventricular remodeling post-AMI
BL-5010	Skin lesions
BL-8040	AML & other hematological cancers
BL-7040	Inflammatory bowel disease (IBD)
BL-8020	Hepatitis C (HCV)
BL-7010	Celiac disease
BL-8030	Hepatitis C (HCV)

Pre-Clinical
Phase I
Phase II
Phase III
Partners
Out-licensed to Ikaria, Inc. following completion of Phase I/II
IKARIA
Collaboration with CTTQ for Chinese market
CTTQ

BIOLINERX

Pipeline

Chief Executive Officer
Kinneret Savitsky, Ph.D.

Update on Operations and Selected Programs

Highlights of BioLineRx’s Quarterly Activities
• Progress in key clinical programs:
 – BL-1040 - Recruitment on track for CE Mark registration trial
 – BL-5010 - On schedule to begin EU pivotal study by end of this year
 – BL-8040 - Partial phase 2 results expected by end of this year
 – BL-7010 - All approvals received to start phase 1/2 trial by end of this year
• Partnership discussions
 – BL-5010 - advanced discussions with potential partners
 – BL-7040  - initial co-development discussions
 – BL-9020 - advanced discussions with optimization and manufacturing partners
• Appointment of Dr. BJ Bormann to Board of Directors

PROGRESS ON KEY PROGRAMS

BL-1040: First-In-Class Myocardial Implant for
Prevention of Ventricular Remodeling Following AMI

Continued progress in pivotal trial:
 – Pivotal CE-mark registration trial continuing
 to progress at full steam
 – Over 55 sites recruiting (including 14 sites
 in the U.S.)
 – Approximately 306 patients in total to be
 recruited
 – Results expected in 2014

Substantial progress on many fronts:
• Received orphan drug designation by FDA
• Ongoing phase 2 study:
 • All eight sites now open
 • Memorial Sloan Kettering Cancer Center joined
 the study
 • Partial results to be announced by end of year
• Received patent allowance from USPTO through 2029
  as method of obtaining stem cells
• Additional trials for other hematological indications
  expected to commence in first half of 2014
• Publication in British Journal of Hematology of positive
  pre-clinical results for BL-8040 in treatment of
  thrombocytopenia
BL-8040: Best-in-Class CXCR4 Antagonist
for Treatment of Hematological Cancers

BL-5010: Novel Formulation for
Non-Surgical Removal of skin Lesions
Positioned for Commercial Success:
• Pivotal CE-mark study in seborrheic keratosis expected
  to begin by end of year
• Submissions made to regulatory authorities in Germany;
  approval already granted by ethical committees
• Study results expected mid-2014, pending approval from
  German Federal Institute for Drugs and Medical Devices
  (BfArM)
• CE mark by end of 2014
• Additional pivotal trial(s) in actinic keratosis and other indications planned for 2014
• In meaningful discussions with interested potential
  partners

BL-7010: Novel Gliadin Binding
Polymer for Celiac Disease
Great potential in a fast growing market:
•    Received all regulatory approvals to start phase
     1/2 study by end of 2013
• 32-patients at world-leading site in Finland for
 celiac disease research
• Single and repeated ascending dose study
• Results expected in mid-2014
• Efficacy study planned to commence by end
 of 2014
• Made oral presentation of BL-7010 at 15th
 International Celiac Disease Symposium
• Exploring multiple commercialization
 pathways for product to maximize opportunity
• Significantly increased interest in celiac
 disease by pharma industry

HCV Programs
BL-8020:
•    Novel HCV therapy in midst of Phase 1/2
     clinical trial
• Primary endpoint of study is effect of 16-
 week combination therapy with Ribavirin and
 BL-8020
• Received USPTO patent
BL-8030:
• NS3/4A inhibitor - demonstrated high genetic
 barrier to development of resistant variant
•    Partnered with CTTQ
• Chemistry studies and pre-clinical
 development advancing on-track with CTTQ

12
Chief Financial & Operating Officer
Philip A. Serlin, CPA, MBA

Third Quarter 2013 Financial Overview

Financial Overview (based on nine-month data)
(in USD at 30-Sep-13 exchange rate)
• Research and development
 • Total R&D expenses decreased $1.9 million to $11.3 million in 2013 period
 • 2013 includes $1.7 million one-time reversal of OCS liability
 • “Normalized” R&D decreased by $0.2 million
 • Decrease resulted primarily from:
 • Lower expenses in 2013 associated with the CLARITY trial
 • Partially offset by significant increase in spending on other clinical-stage projects
• Sales and marketing
 • S&M expenses were $0.7 million for both 2013 and 2012 periods

Financial Overview (based on nine-month data)
(in USD at 30-Sep-13 exchange rate)
• General and administrative
 • G&A increased $0.2 million to $2.8 million in 2013 period
 • Increase resulted primarily from one-time expense for professional services.
•  Non-operating income
 • Non-operating increased $1.9 million to $2.6 million in 2013 period
 • Increase primarily due to fair-value adjustment related to warrant liability
• Financial income/expenses
 • Net financial expenses were $0.9 million for the 2013 period, compared to net
 ﬁnancial income of $1.2 million for the 2012 period
 • Changes results primarily from changes in the average exchange rate of NIS to
 USD, since we hold net assets in USD

Financial Overview (based on nine-month data)
(in USD at 30-Sep-13 exchange rate)
• Cash and burn rate information
 • Cash and short-term deposits amounted to $20.3 million at 30-Sep-13
 • Our burn rate is ~$12 million per year (~$1 million per month)
 • Cash expected to last into mid-2015, without regard to any upfront or milestone payments from current/potential partners
• Analyst Coverage
 • Aegis Capital Corporation - Raghuram Selvaraju
 • Roth Capital Partners, LLC - Robert Hazlett
• Analyst/Investor Day
 • November 21, 2013 from 9:00 am to 11:45 am in NYC
 • Presentations from BioLineRx’s senior management team
 • Keynote presentation by Dr. BJ Bormann, BioLineRx Director
 • Several KOLs will be speaking in reference to selected programs

2013
BL-8040 (AML) phase II initiation
2014
BL-8020 (HCV) topline results

BL-8020 (HCV) phase I/II initiation
BL-8020 (HCV) partial results
BL-8040 (AML) partial results
BL-7010 (Celiac Disease) pilot study initiation
BL-8040 (AML) topline results
BL-7010 (Celiac Disease) pivotal study initiation
BL-5010 (Skin Lesions) pivotal EU study initiation
BL-1040 (AMI) pivotal CE mark study results
BL-5010 (Skin Lesions) EU study topline results
BL-7040 (IBD) phase II POC study results
BL-7010 (Celiac Disease) topline results
2013-14 Clinical and Commercial Milestones

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BL-8030 (HCV) collaboration deal with Chinese
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QUESTIONS?